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EXHIBIT 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 28,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 6,250	$ 6,578	$ 6,690	$ 6,222	$ 5,495	$ 5,499
Fixed charges	340	271	281	232	220	236
Less:
Capitalized interest, net	(9)	(10)	(3)	(1)	(1)	(1)
Equity income, net of dividends	(331)	124	(446)	(476)	(294)	(256)

Adjusted earnings	$ 6,250	$ 6,963	$ 6,522	$ 5,977	$ 5,420	$ 5,478

FIXED CHARGES:
Gross interest incurred	$ 309	$ 230	$ 243	$ 197	$ 179	$ 200
Interest portion of rent expense	31	41	38	35	41	36

Total fixed charges	$ 340	$ 271	$ 281	$ 232	$ 220	$ 236

Ratios of earnings to fixed charges	18.4	25.7	23.2	25.8	24.6	23.2

        As of September 28, 2007, the Company was contingently liable for guarantees of indebtedness owed by third parties in the amount of $253 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  EXHIBIT 12.1